UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

811916105

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105
1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
8,856,232
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
8,856,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,856,232
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

18.8%
14.	Type of Reporting Person

CO
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CUSIP No. 811916105
1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
8,301,232
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
8,301,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,301,232
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

17.6%
14.	Type of Reporting Person

CO

3

CUSIP No. 811916105
1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
21,700
	8.	Shared Voting Power
9,127,932
	9.	Sole Dispositive Power
21,700
	10.	Shared Dispositive Power
9,127,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,149,632
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☒
13.	Percent of Class Represented by Amount in Row (11)

19.4%
14.	Type of Reporting Person

IN

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CUSIP No. 811916105
1.	Names of Reporting Persons.
NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
29,125
	8.	Shared Voting Power
271,700
	9.	Sole Dispositive Power
29,125
	10.	Shared Dispositive Power
271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,825
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.6%
14.	Type of Reporting Person

IN

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CUSIP No. 811916105
1.	Names of Reporting Persons.
THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
250,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

OO

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The Statement on Schedule 13D dated and filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto dated and filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, by Amendment No. 2 thereto dated and filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG and by Amendment No. 3 thereto dated and filed July 8, 2013 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham” and, together with FCMI, PABTL, Ms. Friedberg and Mr. Friedberg, the “Filing Persons”) (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 4. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The purchase price for the 300,000 Common Shares purchased by PABTL reported in Item 5 was CDN $7.98 per Common Share, for total consideration of CDN $2,394,000. PABTL obtained the funds used to acquire such shares from its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

PABTL acquired the additional Common Shares reported in this Schedule 13D (Amendment No 4) for investment and to maintain PABTL’s approximate proportionate percentage beneficial ownership interest in the Issuer, after giving effect to the Issuer’s private placement of 1,500,000 flow-through Common Shares announced by the Company in its press release issued on November 14, 2013 and filed with its Form 6-K on November 19, 2013.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

On December 10, 2013, PABTL completed the purchase of 300,000 Common Shares in a private transaction for an aggregate purchase price of CDN $ 2,394,000.

Item 5 of the Schedule 13D is hereby further amended by deleting the information (including the tables provided as part of such information) set forth in Schedule 13D (Amendment No. 3) regarding beneficial ownership of the Issuer’s Common Shares by the Filing Persons, and replacing the deleted information with the following information:

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On the date of this Schedule 13D (Amendment No. 4), the Filing Persons are the beneficial owners of, in the aggregate, 9,178,757 Common Shares, representing 19.5% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 47,081,376 Common Shares outstanding on December 10, 2013, computed as the sum of (i) 45,581,376 shares outstanding on November 13, 2013, as reported by the Issuer in its Management’s Discussion and Analysis dated November 13, 2013 constituting Exhibit 99.2 to the Issuer’s Report on Form 6-K furnished to the Securities and Exchange Commission by the Issuer on November 15, 2013, plus (ii) 1,500,000 common shares issued in the Issuer’s private placement. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PABTL	8,301,232	17.6%	8,301,232		17.6%
FCMI	555,000	1.2%	8,856,232	[1]	18.8%[1]
Buckingham	250,000	0.5%	250,000	[2]	0.5%[2]
Nancy Friedberg	50,825	0.1%	300,825	[3]	0.6%[3]
Albert Friedberg	21,700	0.05%	9,149,632	[4]	19.4%[4]

[1]	Includes 8,301,232 shares owned directly by PABTL.
[2]	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.
[3]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 2).
[4]	Includes 8,301,232 shares owned directly by PABTL, 555,000 shares owned directly by FCMI, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg), and 250,000 shares owned directly by Buckingham (see note 2). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg, Albert D. Friedberg and Buckingham are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI. By virtue of his control of FCMI, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

Except for PABTL’s purchase of 300,000 Common Shares, as reported above, none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 4).

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Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

PABTL acquired the 300,000 Common Shares reported in this Schedule 13D (Amendment No. 4) pursuant to a Share Purchase Agreement dated December 10, 2013 (the “ZLC SPA”) between ZLC Foundation, a Canadian registered charity (“Seller”) and PABTL, as Buyer. PABTL has been informed that Seller acquired such Common Shares as a charitable donee of a purchaser in the Company’s private placement referred to above. In addition to the purchase price and other terms of the transaction, the ZLC SPA contains certains representations and warranties by the parties customarily included in agreements of this type, including representations and warranties by PABTL as to its non-U.S. status made to support the Seller’s offer and sale of the Common Shares to PABTL without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”) in an “offshore transaction” pursuant to Regulation S under the 1933 Act. PABTL also made representations as to its status as an “accredited investor” as that term is defined in both applicable Canadian securities legislation and Rule 501 under the 1933 Act. PABTL agreed that certificates evidencing the Common Shares would bear a restrictive legend reflecting the limits on disposition of the Common Shares under Canadian law and the 1933 Act, including a prohibition on trading the Common Shares for a period of four months from the date of its acquisition of the Common Shares and an acknowledgment that delivery of a certificate with such restrictive legends would not constitute “good delivery” in settlement of trades in the Common Shares.

The foregoing description of the ZLC SPA is qualified in its entirety by reference to the full text of said agreement, which is filed as an exhibit to this Schedule 13D (Amendment No. 4).

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D:

Exhibit	Agreement

99.4	Share Purchase Agreement dated December 10, 2013 between ZLC Foundation, as Seller and Pan Atlantic Band and Trust Ltd., as Buyer
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2013

FCMI FINANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert J. Bourque
Name: Robert J. Bourque
Title: Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
Name: Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

By:	/s/Albert D. Friedberg
Name: Albert D. Friedberg
Title: Trustee